UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                              Diomed Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    25454R108
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                                 (CUSIP Number)

                                 Samuel Belzberg
                            c/o Gibralt Capital Corp.
                   2000-1177 West Hastings Street, Suite 2000
                   Vancouver, British Columbia V6E 2K3 Canada
                                 (604) 687-3707
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                January 14, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  25454R108
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     (1) Names of Reporting Persons:      Samuel Belzberg
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     (2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

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     (3)  SEC Use Only

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     (4) Source of Funds (See Instructions). AF

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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

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     (6)  Citizenship or Place of Organization.                 Canadian Citizen

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                         (7)  Sole Voting Power                       54,694,463

  Number of              -------------------------------------------------------
  Shares                 (8) Shared Voting Power
  Beneficially
  Owned by Each          -------------------------------------------------------
  Reporting              (9) Sole Dispositive Power                   54,694,463
  Person
  With                   -------------------------------------------------------
                         (10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person:    54,694,463

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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)                                                           [ ]

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(13) Percent of Class Represented by Amount in Row (11) 18% (Assuming the
exercise of all options directly owned by the Reporting Person and based on a total of 316,952,553 shares of Common Stock outstanding, consisting of (i) 316,902,553 shares of Common Stock issued and outstanding after giving effect to the Issuer's issuances of shares on November 25, 2003, and (ii) assuming the exercise of all 50,000 stock options held by the Reporting Person.)

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(14)  Type of Reporting Person (See Instructions)                      IN

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Item 1. Security and Issuer

The class of securities to which this statement relates is Common Stock, par value $0.001 per share (the "Common Stock"), of Diomed Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1 Dundee Park, Andover, MA 01810.

Item 2. Identity and Background

This statement is being filed by Samuel Belzberg, a citizen of Canada. Mr. Belzberg's business address is c/o Gibralt Capital Corp., 2000-1177 West Hastings, Suite 2000, Vancouver, British Columbia V6E 2K3 Canada. Mr. Belzberg is the President and Chief Executive Officer of Gibralt Capital Corp. ("Gibralt Capital"), a Canadian corporation, and Gibralt U.S., Inc. ("Gibralt US"), a Colorado corporation. Both Gibralt Capital and Gibralt US are engaged principally in the investment and/or investment advisory business. Mr. Belzberg is also a Director of the Issuer.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Until December 31, 2001, Gibralt Capital held 999,999 shares of the Issuer's Common Stock which were issued upon the conversion of shares of the Issuer's Class A Convertible Preferred Stock ("Class A Stock"). These shares of Class A Stock had been acquired by Gibralt Capital using its own funds on August 31, 2000 for consideration consisting of $1.00 per share paid to Diomed, Inc., now a subsidiary of the Issuer (the $1.00 amount per share referred to above is stated after adjustment pursuant to several subsequent corporate events. Upon the automatic conversion of 50,000 shares of Class A Stock on each of December 31, 2002, January 31, 2003 and February 28, 2003, that number was reduced to 949,999, 899,999 and 849,999, respectively, and Gibralt Capital became the owner and holder of 50,000, 100,000 and 150,000 shares of Common Stock, respectively. The automatic conversion of the Class A Stock into Common Stock was accelerated by the Issuer's Board of Directors, such that all remaining unconverted shares automatically converted into Common Stock on March 31, 2003. As a result, the 849,999 shares of Class A Stock held by Gibralt Capital immediately prior to March 31, 2003 were converted into 849,999 shares of Common Stock on March 31, 2003, and Gibralt Capital no longer owns any shares of Class A Stock. Reference is made to the Certificate of Designations of the Class A Stock for a complete description of the terms of the Class A Stock.

Mr. Belzberg owns Stock Options to purchase up to 50,000 shares of Common Stock at an exercise price of $1.25 per share. These Stock Options were issued to Mr. Belzberg without payment to the Issuer on May 14, 2001 under the Issuer's 2001 Employee Stock Option Plan (the "Plan") in recognition of Mr. Belzberg's services to the Issuer. All of these Stock Options were vested as of March 31, 2003.

On January 17, 2003, pursuant to a private purchase and sale transaction between Gibralt US and certain owners of Common Stock, Gibralt US, using its own funds, purchased 959,500 shares of Common Stock for cash consideration of $2.00 per share. The consummation of this transaction resulted in Mr. Belzberg's aggregate direct and indirect beneficial ownership of shares of the Common Stock exceeding five percent of the aggregate number of shares of Common Stock outstanding (after giving effect to the conversion of the Class A Stock).

On May 7, 2003, pursuant to an exchange agreement, the Issuer issued to Gibralt US Class C Convertible Preferred Stock convertible into a total of 20,337,930 shares of Common Stock in exchange for (i) 8,333,333 Common Stock purchase Warrants and (ii) the right to convert $1.5 million principal amount of bridge notes that the Issuer issued to Gibralt US on December 27, 2002 in consideration of $1.5 million that Gibralt US loaned to the Issuer.

On May 7, 2003, pursuant to a private placement under a secured loan agreement, Gibralt US committed to loan up to $1.1 million to the Issuer, in exchange for Class D Notes in the principal amount of $1.1 million and the issuance of 15 shares of Class D Convertible Preferred Stock, convertible into 2,769,756 shares of Common Stock.

On August 22, 2003, pursuant to an exchange agreement entered into by the Issuer to settle litigation, Gibralt US (a) exchanged its 15 shares of Class C Convertible Preferred Stock for 15 shares of Class E Preferred Stock (exchangeable for 20,337,930 shares of Common Stock upon stockholder approval of the issuance of such shares or upon the sale or merger of the Issuer) and (b) exchanged its 22 shares of Class D Convertible Preferred Stock for 22 shares of Class F Preferred Stock (exchangeable for 2,769,756 shares of Common Stock upon stockholder approval of the issuance of such shares or upon the sale or merger of the Issuer).

On September 3, 2003, pursuant to a securities purchase agreement, Gibralt US invested $1.5 million in the Issuer in exchange for $1.5 million principal amount of Secured Bridge Notes, convertible into shares of Common Stock at $.08 per share after satisfaction of certain conditions precedent, including stockholder approval of the issuance of those shares.

On November 25, 2003, the Issuer issued to Gibralt US (i) 20,337,930 shares of Common Stock upon exchange of 15 shares of Class E Preferred Stock, (ii) 2,769,756 shares of Common Stock upon exchange of 20 shares of Class F Preferred Stock, (iii) 18,750,000 shares of Common Stock upon conversion of $1.5 million principal amount of Secured Bridge Notes held, (iv) 350,000 shares of Common Stock in lieu of cash as accrued interest on the Secured Bridge Notes held, (v) 11,000,000 shares of Common Stock upon conversion of $1.1 million in Class D Notes held and (vi) 436,778 shares of Common Stock in lieu of cash as accrued interest on the Class D Notes held.

On December 30, 2003, Gibralt US transferred the 53,644,464 shares of Common Stock issued to it on November 25, 2003 to Gibralt Capital Corp. Gibralt US is the wholly-owned subsidiary of Gibralt Capital, and this transfer did not result in a change of beneficial ownership of these shares.

On January 8, 2004, Gibralt US sold the 956,500 shares of Common Stock which it had acquired on January 17, 2003 from certain other stockholders in a private transaction to Winton Capital Corp. in a private sale at a price of $0.08 per share. Marc Belzberg, the son of the Reporting Person (Samuel Belzberg), is a principal of Winton Capital. The Reporting Person disclaims beneficial ownership of the Common Stock held by Winton Capital.

On January 14, 2004, Gibralt US and Winton Capital agreed to rescind the purchase and sale of the 956,500 shares of Common Stock which occurred on January 8, 2004. As a result, Winton Capital transferred these shares back to Gibralt US on January 14, 2004 and Gibralt US increased its share ownership by 956,500 on January 14, 2004.

On January 16, 2004, Gibralt US sold the 956,500 shares of Common Stock that were the subject of the January 8 and January 14, 2004 transactions in a private sale at a price of $0.08 per share to Morris Belzberg, a cousin of the Reporting Person (Samuel Belzberg). The Reporting Person disclaims beneficial ownership of the Common Stock held by Morris Belzberg.

After giving effect to the issuances of Common Stock to the Reporting Person on November 25, 2003 and the private sale of 956,500 shares of Common Stock on January 16, 2004, the Reporting Person held 54,644,463 shares of Common Stock and options to purchase 50,000 shares of Common Stock.

Item 4. Purpose of Transaction

Mr. Belzberg has acquired the Common Stock beneficially owned by him directly and, by virtue of his control of Gibralt Capital and Gibralt US, indirectly, for investment purposes. Except as described herein or in the documents referred to herein, Mr. Belzberg has no present plans which would relate to or result in the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Mr. Belzberg is an affiliate of Gibralt Capital Corp. and Gibralt US, Inc., and Mr. Belzberg therefore beneficially owns the securities held by these entities. As of the close of business on January 16, 2004, (i) Gibralt US owned zero shares of Common Stock, (ii) Gibralt Capital owned 999,999 shares of Common Stock which it held as a result of the conversion in December 2002 through March 2003 of Class A Preferred Stock previously purchased by Gibralt Capital from the Issuer, (iii) Gibralt Capital owned, as the transferee of Gibralt US on December 30, 2003, 20,337,930 shares of Common Stock which Gibralt US had acquired in exchange for 15 shares of Class E Preferred Stock that Gibralt US owned, (iv) Gibralt Capital owned, as the transferee of Gibralt US on December 30, 2003, 2,769,756 shares of Common Stock which Gibralt US had acquired in exchange for 20 shares of Class F Preferred Stock that Gibralt US owned, (v) Gibralt Capital owned, as the transferee of Gibralt US on December 30, 2003, 18,750,000 which Gibralt US had acquired upon conversion of $1.5 million principal amount of Secured Bridge Notes Gibralt US held, (vi) Gibralt Capital owned, as the transferee of Gibralt US on December 30, 2003, 350,000 shares of Common Stock which Gibralt US had acquired in lieu of cash as accrued interest on the Secured Bridge Notes Gibralt US held, (vii) Gibralt Capital owned, as the transferee of Gibralt US on December 30, 2003, 11,000,000 shares of Common Stock which Gibralt US acquired upon conversion of the $1.1 million in Class D Notes Gibralt US held, (viii) Gibralt Capital owned, as the transferee of Gibralt US on December 30, 2003, 436,778 shares of Common Stock which Gibralt US had acquired in lieu of cash as accrued interest on the Class D Notes Gibralt US held, and (ix) Mr. Belzberg owned 50,000 stock options, which were fully vested. See responses to
Item 3 and Item 6 for further information.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 27, 2002, Gibralt US loaned $2,000,000 to Diomed, Inc., pursuant a Note Purchase Agreement among the Issuer, Diomed, Inc. and Gibralt US (the "Note Agreement"). In consideration for this loan, the Issuer issued to Gibralt US (i) warrants to purchase up to 8,333,333 shares of Common Stock at an exercise price of $.24 per share, (the "Warrants"), and (ii) promissory notes due January 1, 2004 (the "Notes") in the aggregate principal amount of $2,000,000 and bearing interest at the rate of 8% per annum, which were convertible into Common Stock at the option of the holder(s) upon at least 60 days written notice to the Issuer or, at the option of the holder(s) upon the occurrence of a Financing Transaction or a Liquidation Event (as such terms are defined in the Note Agreement).

On March 18, 2003, Gibralt US sold and transferred to three investors in a private transaction (i) $500,000 aggregate principal amount of Notes ($250,000 Class A Notes and $250,000 Class B Notes), and (ii) 2,083,334 Warrants. Accordingly, after giving effect to this transfer, Mr. Belzberg beneficially owned 6,249,999 Warrants and $1,500,000 aggregate principal amount of Notes ($750,000 Class A Notes and $750,000 Class B Notes).

On May 7, 2003, the following two transactions occurred among the Issuer, Gibralt US and certain other parties:

First, the holders of the Class A Notes, Class B Notes and Warrants agreed to modify the December 27, 2002 financing terms. Pursuant to an Exchange Agreement (the "Exchange Agreement"), Gibralt Capital and the other holders of Class A Notes, Class B Notes and Warrants agreed to surrender their Notes for an equal principal amount of Class C Notes, which were secured to the same extent as the Class A Notes, but which were not convertible into Common Stock, and did not afford the holders the right to approve the terms of future financing transactions of the Issuer. The other terms of the Class C Notes were substantially similar to those of the Class A Notes. Gibralt US exchanged the Class C Notes for an equal amount of the Issuer's Class E Notes on May 28, 2003 and the Issuer paid the Class E Notes in full on September 3, 2002. The holders of the Warrants also surrendered all of their Warrants to the Issuer.

In consideration for the noteholders' acceptance of the terms of the Class C Notes and the Warrantholders' surrender of the Warrants, the Issuer issued a total of its 20 shares of its Class C Convertible Preferred Stock ("Class C Stock"). The Class C Stock was convertible into Common Stock at a rate of one share of Class C Stock for 1,355,862 shares of Common Stock upon the Issuer's obtaining approval of its stockholders to the issuance of the Common Stock upon conversion. As noted below, Gibralt US surrendered the Class C Stock in August 2003.

Second, Gibralt US and certain other parties participated in a $1.2 million debt financing of the Issuer, of which Gibralt US provided a $1.1 million loan commitment. Pursuant to a Secured Loan Agreement (the "Secured Loan Agreement"), Gibralt US and two directors of the Issuer committed to lend up to a total of $1.2 million to the Issuer. In consideration for these loans and loan commitments, the Issuer issued an aggregate principal amount of up to $1.2 million in Class D Secured Notes due May 6, 2004, and a total of 24 shares of the Issuer's Class D Convertible Preferred Stock ("Class D Stock"). Other than the maturity date, the other terms of the Class D Notes are substantially similar to those of the Class C Notes. The Class D Stock was convertible into Common Stock at a rate of one share of Class D Stock for 125,898 shares of Common Stock upon the Issuer's obtaining approval of its stockholders to the issuance of the Common Stock upon conversion, pursuant to the Certificate of Designations of the Class D Stock. As noted below, Gibralt US surrendered the Class D Stock in August 2003.

On May 28, 2003, the Issuer and the holders of the Class C Notes agreed to certain modifications to the terms of the Class C Notes and exchanged the Class C Notes for an equal principal amount of Class E Notes reflecting these modified terms.

On August 22, 2003, the holders of all outstanding shares of Class C Stock exchanged with the Issuer their Class C Stock for an equal number of shares of Class E Preferred Stock, and the holders of all outstanding shares of Class D Stock exchanged with the Issuer their Class D Stock for an equal number of shares of Class F Preferred Stock. The Class E Preferred Stock and the Class F Preferred Stock are not convertible. Reference is made to the Certificate of Designations of the Class E Preferred Stock and the Class F Preferred Stock for a complete description of their terms. The Issuer and the holders of the Class E Preferred Stock and the Class F Preferred Stock entered into agreements pursuant to which the holders of the Class E Preferred Stock would be able to tender their Class E Preferred Stock in exchange for 1,355,862 shares of Common Stock per share of Class E Preferred Stock once the conditions referred to below were satisfied. Similarly, the Issuer and the holders of the Class F Preferred Stock entered into agreements pursuant to which the holders of the Class F Preferred Stock would be able to tender their shares of Class F Preferred Stock in exchange for 125,898 shares of Common Stock per share of Class F Preferred Stock once the conditions referred to below were satisfied. The conditions to the exchange of the Class E Preferred Stock and Class F Preferred Stock for Common Stock were (i) approval by the Issuer's stockholders of the issuance of the Common Stock to the holders of the Class E Preferred Stock and Class F Preferred Stock upon the exchange, and (ii) the listing for trading with the American Stock Exchange (where the Common Stock is currently traded) of those shares of Common Stock to be issued upon exchange of the Class E Preferred Stock and Class F Preferred Stock.

On September 3, 2003, the Issuer completed the first stage of a private placement of securities with certain accredited investors pursuant to a Securities Purchase Agreement. In this stage, the investors funded a total of $6.5 million to the Issuer and the Issuer in turn issued to these investors Secured Bridge Notes in the aggregate principal amount of $6.5 million. The investors included Gibralt US, which purchased $1.5 million in Secured Bridge Notes. The Issuer immediately repaid all Class E Notes, including the $1.5 million principal amount of Class E Notes held by the Reporting Person. The Secured Bridge Notes were convertible into Common Stock at $0.08 per share after satisfaction by the Issuer of certain conditions precedent, including obtaining stockholder approval of the issuance of 30,138,792 shares of Common Stock to the investors upon conversion of their Secured Bridge Notes and the issuance of 298,500,000 shares of Common Stock at $0.10 per share to investors in the private placement, as well as the listing for trading of those shares of Common Stock to be issued to the investors in the private placement with the American Stock Exchange.

The Issuer held its annual meeting of stockholders on November 25, 2003. On that day, the conditions to the exchange of the Class E Preferred Stock and Class F Preferred Stock and conversion of the Secured Bridge Notes were satisfied, and the second stage of the private placement also occurred. In this stage, the investors funded a total of $16,700,000 to the Issuer in exchange for Common Stock at a purchase price of $.10 per share. Of the $16.7 million invested in the second stage, $15,500,000 was paid by the investors in cash. The Issuer converted at a price of $0.10 per share the Class D Secured Notes due 2004 (including accrued interest) for the remaining $1.2 million of common stock, including $1.1 million held by the Reporting Person. The Secured Bridge Notes (including accrued interest thereon) were also converted into Common Stock at the conversion price of $.08 per share.

Under the terms of the Securities Purchase Agreement, Gibralt US was the "Designated Note Investor," with authority to perform certain actions relating to the Secured Bridge Notes on behalf of the other noteholders, although this authority does not include investment discretion over the notes. This appointment terminated automatically upon the conversion of the Secured Bridge Notes on November 25, 2003.

The Stock Purchase Agreement contemplates that the Issuer will make an offering to purchase up to 29,711,749 shares of Common Stock at $0.10 per share to its holders of Common Stock as of August 29, 2003, the trading day prior to the Issuer's public announcement of the private placement financing. The Reporting Person and the Issuer confirmed in writing at the request of the investors in the private placement that the Reporting Person's eligibility to participate in that offering will be limited to those shares of Common Stock held by the Reporting Person as of August 29, 2003 and will not include any Common Stock underlying Class E or Class F Stock held by the Reporting Person on that date.

Except as described above or elsewhere herein or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Belzberg, Gibralt Capital and/or Gibralt US, or between them (or any of them) and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Certificate of Designations of Class A Convertible Preferred Stock (incorporated by reference to Exhibit 99.4 filed with the Issuer's Current Report on Form 8-K filed May 14, 2002 (SEC File No. 001-31250)).

Exhibit 2 2001 Employee Stock Option Plan of Diomed, Inc. (incorporated by reference to Exhibit 4.4 with the Issuer's Current Report on Form 8-K filed February 14, 2002 (SEC File No. 000-32045)).

Exhibit 3 Registration Statement on Form SB-2 of Diomed Holdings, Inc. (incorporated by reference to that form of same filed October 22, 2002 (SEC File No. 333-90666)).

Exhibit 4 Note Purchase Agreement by and among Gibralt US, Inc., Diomed, Inc., Diomed Holdings, Inc. dated as of December 27, 2002 (including form of Notes and Warrant) (incorporated by reference to Exhibit 99.2 file with the Issuer's Current Report on Form 8-K filed December 30, 2002 (SEC File No. 000-32045)).

Exhibit 5 Exchange Agreement (incorporated by reference to Exhibit 99.2 with the Issuer's Current Report on Form 8-K/A filed May 16, 2003 (SEC File No. 000-1144204)).

Exhibit 6 Secured Loan Agreement (incorporated by reference to Exhibit 99.2 with the Issuer's Current Report on Form 8-K/A filed May 16, 2003 (SEC File No. 000-1144204)).

Exhibit 7 Second Amended and Restated Security Agreement dated as of May 28, 2003 (incorporated by reference to Exhibit 10.33 to the Issuer's Registration Statement on Form SB-2 filed December 3, 2003 (SEC File No. 333-110892)).

Exhibit 8 Amendment to First Exchange Agreement dated as of May 28, 2003 (incorporated by reference to Exhibit 10.34 to the Issuer's Registration Statement on Form SB-2 filed December 3, 2003 (SEC File No. 333-110892)).

Exhibit 9 Amendment to Secured Loan Agreement dated as of May 28, 2003 (incorporated by reference to Exhibit 10.35 to the Issuer's Registration Statement on Form SB-2 filed December 3, 2003 (SEC File No. 333-110892)).

Exhibit 10 Second Amendment to First Exchange Agreement dated as of July 31, 2003 (incorporated by reference to Exhibit 10.36 to the Issuer's Registration Statement on Form SB-2 filed December 3, 2003 (SEC File No. 333-110892)).

Exhibit 11 Amendment to Second Amended and Restated Security Agreement dated as of July 31, 2003 (incorporated by reference to Exhibit 10.37 to the Issuer's Registration Statement on Form SB-2 filed December 3, 2003 (SEC File No. 333-110892)).

Exhibit 12 Amendment to Second Exchange Agreement dated as of July 31, 2003 (incorporated by reference to Exhibit 10.38 to the Issuer's Registration Statement on Form SB-2 filed December 3, 2003 (SEC File No. 333-110892)).

Exhibit 13 Second Amendment to Secured Loan Agreement dated as of July 31, 2003 (incorporated by reference to Exhibit 10.39 to the Issuer's Registration Statement on Form SB-2 filed December 3, 2003 (SEC File No. 333-110892)).

Exhibit 14 Certificate of Designations of Class C Convertible Preferred Stock (incorporated by reference to Exhibit 99.2 with the Issuer's Current Report on Form 8-K/A filed May 16, 2003 (SEC File No. 000-1144204)).

Exhibit 15 Certificate of Designations of Class D Convertible Preferred Stock (incorporated by reference to Exhibit 99.2 with the Issuer's Current Report on Form 8-K/A filed May 16, 2003 (SEC File No. 000-1144204)).

Exhibit 16 Certificate of Designations of Class E Preferred Stock (incorporated by reference to Exhibit 16 filed with the Reporting Person's Schedule 13D/A filed January 13, 2004).

Exhibit 17 Certificate of Designations of Class F Preferred Stock (incorporated by reference to Exhibit 17 filed with the Reporting Person's Schedule 13D/A filed January 13, 2004).

Exhibit 18 Exchange Agreement for exchange of Class C Stock for Class E Preferred Stock (incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-QSB filed November 10, 2003 (SEC File No. 001-31250)).

Exhibit 19 Exchange Agreement for exchange of Class D Stock for Class F Preferred Stock (incorporated by reference to Exhibit 10.5 to the Issuer's Quarterly Report on Form 10-QSB filed November 10, 2003 (SEC File No. 001-31250)).

Exhibit 20 Securities Purchase Agreement dated as of August 8, 2003 between the Issuer and the Investors party thereto, together with Exhibits (incorporated by reference to Exhibits 10.1 through 10.8 with the Issuer's Current Report on Form 8-K filed September 10, 2003) (SEC File No. 000-000-32045)).

Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 16, 2004



/S/ SAMUEL BELZBERG
------------------------
Samuel Belzberg